Exhibit 12
ONEOK Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(Unaudited)	2008		2007		2006		2005		2004
	(Thousands of dollars)

Fixed Charges, as defined
Interest on long-term debt	$172,810		$146,046		$136,533		$90,066		$79,020
Other interest	12,426		4,714		439		3		15
Amortization of debt discount, premium and expense	1,942		1,765		(2,294)		(2,379)		(1,690)
Interest on lease agreements	6,341		6,392		5,605		1,522		1,192
Total Fixed Charges	193,519		158,917		140,283		89,212		78,537
Earnings before income taxes and undistributed income of equity method investees	618,848		417,305		501,595		189,042		190,245
Earnings available for fixed charges	$812,367		$576,222		$641,878		$278,254		$268,782
Ratio of earnings to fixed charges	4.20	x	3.63	x	4.58	x	3.12	x	3.42	x

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of income before cumulative effect of a change in accounting principle plus fixed charges, minority interests in income of consolidated subsidiaries, income taxes and distributed income of equity method investees, less capitalized interest and undistributed income of equity method investees. "Fixed charges" consists of interest expensed and capitalized, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.